Exhibit (a)(5)(N)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

LONG NGUYEN, On Behalf of Himself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
ESSENDANT INC., RICHARD D.	)	CLASS ACTION
PHILLIPS, CHARLES K. CROVITZ,	)
DENNIS J. MARTIN, SUSAN J. RILEY,	)
ALEXANDER M. SCHMELKIN, STUART	)
A. TAYLOR, II, PAUL S. WILLIAMS, and	)
ALEX D. ZOGHLIN	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

Plaintiff Long Nguyen (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.         This is a class action brought on behalf of the public stockholders of Essendant Inc. (“Essendant” or the “Company”) against Essendant and the members of its Board of Directors (the “Board” or the “Individual Defendants,” and, together with Essendant, the “Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d- 9”) and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Essendant will be acquired by Staples, Inc. (“Staples”), through its direct wholly owned subsidiary Egg Merger Sub Inc. (“Purchaser”) (the “Proposed Transaction”).

2.         On September 14, 2018, Essendant issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Essendant to Staples. Under the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to purchase all outstanding shares of Essendant for $12.80 in cash per share of Essendant’s common stock (the “Offer Price”). The Proposed Transaction is valued at approximately $996 million including debt. Purchaser commenced the Tender Offer on September 24, 2018 and the Tender Offer is scheduled to expire one minute after 11:59 p.m., New York City time, on October 22, 2018.

3.         On September 24, 2018, Essendant filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Essendant stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) the background leading to the Proposed Transaction; (ii) potential conflicts of interest faced by the Company’s financial advisor, Citigroup Global Markets Inc. (“Citi”) and Company insiders; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Citi as well as Essendant management’s projections (the “Management Projections”) relied upon by Citi in connection with its analyses. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as Essendant stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4.         In short, the Proposed Transaction will unlawfully divest Essendant’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy Defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5.         This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.         This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.         Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.         Plaintiff is, and has been at all times relevant hereto, a common stockholder of Essendant.

9.         Defendant Essendant is a Delaware corporation with its principal executive offices located in Deerfield, Illinois. The Company is a leading national distributor of workplace items and provides access to a broad assortment of over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant common stock is traded on the NASDAQ under the ticker symbol “ESND”.

10.       Defendant Richard D. Phillips (“Phillips”) has been the President, Chief Executive Officer (“CEO”) and a director of Essendant since 2017.

11.       Defendant Charles K. Crovitz (“Crovitz”) is Chairman of the Board and has been a director of the Company since 2005.

12.       Defendant Dennis J. Martin (“Martin”) has been a director of the Company since 2016.

13.       Defendant Susan J. Riley (“Riley”) has been a director of the Company since 2012.

14.       Defendant Alexander M. Schmelkin (“Schmelkin”) has been a director of the Company since 2012.

15.       Defendant Stuart A. Taylor, II (“Taylor”) has been a director of the Company since 2011.

16.       Defendant Paul S. Williams (“Williams”) has been a director of the Company since 2014.

17.       Defendant Alex D. Zoghlin (“Zoghlin”) has been a director of the Company since 2008 and previously served as a Company director from November 2000 to May 2006.

18.       The defendants identified in paragraphs 10 through 17 are collectively referred to herein as the “Individual Defendants” and/or the “Board,” and collectively with Essendant, the “Defendants.”

CLASS ACTION ALLEGATIONS

19.       Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Essendant common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

20.       Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

21.       The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of September 5, 2018, there were 37,644,198 shares of Company common stock outstanding. All members of the Class may be identified from records maintained by Essendant or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

22.       Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)       Whether Defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)       Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)       Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)       Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

23.       Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

24.       A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

25.       Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background

26.       Essendant is a Delaware corporation that supplies workplace essentials. The Company offers office and food service products, computer hardware, furniture, welding, safety, and janitorial and sanitation supplies. Essendant serves office furniture dealers, online retailers, janitorial and sanitation distributors, and omni-channel suppliers.

27.       On April 12, 2018, Essendant and Genuine Parts Company (“GPC”) issued a joint press release announcing that they had entered into a definitive agreement (the “GPC Merger Agreement”) to combine Essendant and GPC’s office products subsidiary, S.P. Richards Company (the “SPR Business”) (the “SPR Acquisition”). The press release stated:

DEERFIELD, Ill. and ATLANTA, Ga., April 12, 2018 – Essendant (Nasdaq: ESND) and Genuine Parts Company (NYSE: GPC) today announced that the companies have entered into a definitive agreement to combine Essendant and Genuine Parts Company’s S.P. Richards business. The transaction, which has been unanimously approved by the Boards of Essendant and Genuine Parts Company, is expected to be tax free to the companies’ respective shareholders. Together, Essendant and S.P. Richards will form a stronger, more competitive business products distributor with greater scale and service capabilities and an enhanced ability to support customers.

Bringing together leadership and operational expertise from Essendant and S.P. Richards and combining the best elements of each business’ operations will create an even stronger company with the ability to harness each organization’s unique strengths and capitalize on opportunities to create value, including:

•	Greater resources to support and partner with the independent dealer channel and resellers in other sales channels, and invest to drive enhanced value for customers, consumers and shareholders;

•	Optimized product assortment of branded and private-label products across a broad set of categories;

•	Enhanced capability to develop and offer innovative solutions to our customers, including value- added marketing and analytics to drive demand; and

•	Consolidated distribution network with greater efficiencies throughout the entire supply chain.

Ric Phillips, Essendant President and Chief Executive Officer, who will lead the combined company, said, “By bringing together two businesses with long histories, complementary product lines and a shared customer-centric approach, we are creating a much stronger, better positioned company. Combining resources, leadership and operational expertise from both teams, and the unique strengths of both businesses will enhance our ability to compete and help our customers succeed in the face of a rapidly evolving market. In addition, through increased scale, improved service capabilities and an enhanced financial profile – including significant cost savings, increased free cash flow and a stronger balance sheet – we will be able to drive more profitable growth and create meaningful value for shareholders.”

Paul Donahue, Genuine Parts Company President and Chief Executive Officer, added, “This transaction is the result of a comprehensive process to maximize the value of S.P. Richards and represents a key step in the execution of Genuine Parts Company’s long-term strategy by enabling us to increase our focus on our larger, core global automotive and industrial businesses. In addition, the merger provides substantial upside to Genuine Parts Company shareholders through the significant value proposition of the combined company that will be better equipped to succeed in a dynamic and changing marketplace. We have tremendous respect for Essendant and believe the combination with S.P. Richards’ strong, diversified business and talented team will bring together two highly complementary cultures with a shared commitment to serving customers. For employees, the new company will have the scale and depth to compete more effectively, and we look forward to supporting the S.P. Richards and Essendant teams in facilitating a seamless integration.”

Value Creation for Both Companies’ Shareholders

The transaction creates a company with pro forma 2017 net sales of approximately $7 billion, $300 million in Adjusted EBITDA, 4.2% Adjusted EBITDA margins. The combined company will have a stronger and more flexible balance sheet, which will enable it to reduce leverage, invest in the business and provide value to shareholders.

In addition to creating a platform with greater scale and the enhanced ability to serve customers, the combination is expected to unlock more than $75 million in annual run-rate cost synergies and more than $100 million in working capital improvements. The cost synergies will primarily be driven by sourcing, supply chain and selling, general and administrative efficiencies. The combined company expects 90% of the cost synergies to be realized within two years post-closing and to incur less than $50 million in one-time cash costs to realize the synergies.

Transaction Details

The transaction combining Essendant and S.P. Richards is structured as a Reverse Morris Trust, in which Genuine Parts Company will separate S.P. Richards into a standalone company and spin off that standalone company to Genuine Parts Company shareholders, immediately followed by the merger of Essendant and the spun-off company. The transaction implies a valuation of S.P. Richards of approximately $680 million, reflecting the value of the Essendant shares to be issued at closing plus one-time cash payments to Genuine Parts Company of approximately $347 million, subject to adjustments at closing. Upon closing, Genuine Parts Company shareholders will own approximately 51% and Essendant shareholders will own approximately 49% of the combined company on a diluted basis, with approximately 80 million diluted shares expected to be outstanding. The transaction is expected to be tax-free to Essendant and Genuine Parts Company shareholders.

The transaction is expected to close before the end of 2018, subject to regulatory and Essendant shareholder approvals and other customary closing conditions.

Leadership and Governance

Upon close of the transaction, the combined company, which will be called Essendant, will be led by Essendant President and CEO Ric Phillips, and Janet Zelenka will serve as CFO. S.P. Richards President and CEO Rick Toppin will be appointed Chief Operating Officer of the combined company. Additional leadership roles will be mutually determined as part of the integration process. Charles K. Crovitz, current Chairman of the Board of Essendant, will serve as Chairman of the Board of the combined company. He will be joined by three Essendant-appointed Directors, four Genuine Parts Company-appointed Directors, and four Directors appointed by mutual agreement.

The combined company will maintain headquarters in both Deerfield, IL and Atlanta, GA.

28.       Shortly thereafter, on April 17, 2018, Staples submitted an indication of interest to acquire 100% of the Company’s equity for $11.50 per share. The Board determined the proposal was not reasonably likely to lead to a Superior Proposal, as defined in the GPC Merger Agreement.

29.       On April 29, 2018, Staples sent the Company a letter requesting the Company engage with Staples and indicating that Staples believe that it would be able to “identify incremental opportunities which should enable [Staples] to increase [its] all-cash offer significantly in excess of $11.50 per share.” The Board subsequently determined this second proposal was likely to lead to a Superior Proposal. The parties engaged in negotiations and later executed a confidentiality agreement.

30.       On July 31, 2018, Staples sent a third letter reaffirming its second proposal for $11.50 per share with the belief it would be able to identify incremental value opportunities that would enable it to increase the offer price.

31.       On September 4, 2018, Staples sent a fourth letter expressing its belief that the SPR Acquisition faced significant regulatory concerns, that the Company’s stock price was inflated on takeover speculation, and that it was prepared to engage regarding an increase to the $11.50 per share price. That same day, Staples, which owned approximately 11% of the Company’s outstanding shares, filed materials with the SEC indicating its intent to solicit proxies in opposition to the SPR Acquisition-related stockholder proposals at the Company’s upcoming October 5, 2018 stockholder meeting.

32.       On September 8, 2018, Staples’ financial advisor indicated to Essendant that it believed Staples would be willing to agree to a $12.80 per share price, subject to resolving the remaining terms of the transaction.

33.       The Board met the next day and determined the $12.80 per share Staples offer was a “Superior Proposal” under the GPC Merger Agreement. On September 10, 2018, the Company notified GPC. Later that day GPC, which had previously indicated its belief that a Staples acquisition of the Company for $12.80 per share would not be superior to a merger with the SPR Business, issued a press release announcing it would not be making any counterproposals.

34.       Also on September 10, 11 and 12, 2018, representatives of Pzena Investment Management (“Pzena”), the Company’s largest stockholder, informed Company representatives they did not think Staples’ $12.80 per share offer was a “Superior Proposal.” On September 13, 2018, Pzena issued a press release stating it did not intend to support the Proposed Transaction.

35.       Also on September 13, 2018, the Board met and Citi delivered to the Board its fairness opinion in connection with Staples’ $12.80 per share proposal. The Board determined Staples’ $12.80 per share proposal was a “Superior Proposal” under the GPC Merger Agreement and that terminating the GPC Merger Agreement and entering into the Merger Agreement with Staples were in the best interests of the Company and its stockholders. Following the meeting, the Company delivered notice to GPC that it was terminating the GPC Merger Agreement and the parties executed the Merger Agreement.

36.       On September 14, 2018, Essendant issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

FRAMINGHAM, Mass. and DEERFIELD, Ill., Sept. 14, 2018 /PRNewswire/ — Staples, Inc. and Essendant Inc. (NASDAQ: ESND) today announced that they have entered into a definitive agreement under which an affiliate of Staples, the world’s largest office solutions provider, will acquire all of the outstanding shares of Essendant common stock for $12.80 per share in cash, or a transaction value of $996 million including net debt.

The transaction follows the determination by Essendant’s Board of Directors, after consultation with Essendant’s legal and financial advisors, that the Staples proposal constituted a “Superior Proposal” as defined in Essendant’s previously announced merger agreement to combine with Genuine Parts Company’s (NYSE: GPC) (“GPC”) S.P. Richards business (the “S.P. Richards agreement”). Consistent with that determination, and following the expiration of the three-day waiting period during which GPC did not propose any amendments to the S.P. Richards agreement, Essendant terminated that agreement. In connection with the termination, GPC is entitled to a $12 million break-up fee, which Staples is paying as part of its agreement with Essendant.

“We are excited about the opportunity to move forward with this agreement, and to work with the Essendant team to complete the partnership of these two great companies, which will ultimately deliver significant value to independent resellers and end customers across the U.S.,” Staples said.

“After carefully evaluating Staples’ revised offer, including taking into account the extended regulatory process and risks associated with the S.P. Richards transaction and the continued challenges presented by the rapidly changing industry dynamics on our ability to realize value in combination with S.P. Richards, we are confident that the Staples transaction is in the best interest of Essendant shareholders,” said Charles Crovitz, Chairman of Essendant. “While our agreement to merge with S.P. Richards presented an attractive opportunity, we believe the Staples transaction provides superior and immediate value to our shareholders.”

Ric Phillips, President and Chief Executive Officer of Essendant added, “We believe combining with Staples provides a tremendous opportunity to enhance our resources and ability to serve customers, while delivering compelling and certain value to shareholders. I want to thank all our associates for their continued commitment and dedication as we have navigated this process over the past several months.”

Transaction Terms

The $12.80 per share purchase price reflects a 51% premium to Essendant’s share price on April 11, 2018, the day before the company announced plans to merge with GPC’s S.P. Richards business, and a 10.3x multiple of last-twelve-months Adjusted EBITDA.

The transaction will be implemented through a cash tender offer at $12.80 per share. The transaction is conditioned upon, among other things, the number of Essendant shares included in the tender offer, together with the 11.15% of Essendant’s outstanding common shares currently owned by Staples and its affiliates, representing more than 50% of Essendant’s outstanding common shares, expiration of all applicable waiting periods under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. If the tender offer is consummated, the tender offer will be followed by a merger in which any shares of Essendant common stock not purchased in the offer will be converted into the right to receive the same $12.80 per share in cash. The transaction is not subject to a financing condition and is expected to close in the fourth quarter.

Barclays and Morgan Stanley & Co. LLC are acting as financial advisors and Kirkland & Ellis LLP is acting legal counsel to Staples. Citigroup Global Markets Inc. is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Essendant.

We’re really excited about all four of these patents and what they represent for the future of our products. . . . We’re constantly looking at new technologies that can further our mission to use analytics to create stellar customer experiences. These patents are clear evidence that we continue to evolve our products and expertise in understanding personality and leveraging it for better experiences across all interactions, including over-the-phone, face-to-face, human-to-human, and human-to-robot interactions.

37.       On September 17, 2018, Pzena filed a Schedule 13D with the SEC indicating its belief that the Staples proposal was not a “Superior Proposal.” On October 4, 2018, Pzena filed a Schedule 14D-9 with the SEC, recommending that Essendant stockholders not tender their shares in connection with the Tender Offer.

Insiders’ Interests in the Proposed Transaction

38.       Essendant insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and Essendant’s public stockholders.

39.       Notably, it appears that certain Company executive officers and directors may have secured employment for themselves upon completion of the Proposed Transaction. The Recommendation Statement sets forth:

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including, but not limited to, interests of such persons as a result of possible ongoing roles with Parent, treatment of outstanding equity and cash awards and payments under the Company’s Executive Severance Plan (the “Executive Severance Plan”) and individual employment agreements discussed in this Schedule 14D-9). . . .

Recommendation Statement at 4. Emphasis in original.

40.       Further, Company insiders stand to reap substantial financial benefits for securing the deal with Staples. Under the terms of the Merger Agreement, all Company stock options, performance-based restricted stock units, restricted stock units, and restricted stock awards held by the Company’s executive officers and directors will become vested at the effective time. Additionally, according to the Recommendation Statement, in January 2018, the Company granted two million performance units to defendant Phillips, which will vest at the effective time and entitle defendant Phillips to receive two million dollars.

41.       Moreover, if they are terminated in connection with the Proposed Transaction, the Company’s named executive officers stand to reap substantial cash payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total
Richard D. Phillips	$8,467,284	$7,553,856	$85,202	$16,106,342
Janet H. Zelenka	$2,820,482	$2,282,624	$48,153	$5,151,259
Keith J. Dougherty	$3,129,041	$1,486,976	$51,418	$4,667,435
Harry A. Dochelli	$3,929,041	$1,462,758	$52,313	$5,444,112
Carole W. Tomko	$2,282,691	$1,300,992	$51,418	$3,635,101

The Recommendation Statement Contains Material Misstatements or Omissions

42.       The Defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Essendant’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer or seek appraisal.

43.       Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) the background leading to the Proposed Transaction; (ii) potential conflicts of interest faced by the Company’s financial advisor, Citi, and Company insiders; and (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Citi the as well as Essendant’s Management Projections relied upon by Citi in connection with its analyses. Accordingly, Essendant stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer or seek appraisal without all material information at their disposal.

Material Omissions Concerning the Background of the Process

44.       The Recommendation Statement is materially deficient because it fails to disclose material information relating to the background of the process leading to the Proposed Transaction.

45.       For example, the Recommendation Statement fails to disclose material information concerning the Board’s conclusion that the Proposed Transaction is financially superior to the SPR Acquisition. The Recommendation Statement sets forth:

In the afternoon of September 9, 2018, the Company Board met with members of management and representatives of Skadden and Citi to discuss the Staples offer. . . . The Company Board and management discussed certain changes that had occurred in the Company’s business since the transaction with GPC was announced, such as current and possible future dealer consolidation and the impact of these changes on the previously anticipated benefits of the GPC transaction. . . . A representative of Skadden then discussed the requirements under the GPC Merger Agreement for determining whether the Staples proposal was a “Superior Proposal,” notifying GPC of this determination and terminating the GPC Merger Agreement to accept the offer from Staples. He explained that, under the GPC Merger Agreement, a “Superior Proposal” needed to be both more favorable from a financial point of view to the Company stockholders than the transaction with GPC and reasonably expected to be consummated. . . . The consensus of the Company Board was that, based on the information then available and subject to Staples making a binding offer that included a fully negotiated merger agreement executed by Staples, the Staples proposal constituted a “Superior Proposal” in accordance with the provisions of the GPC Merger Agreement.

Recommendation Statement at 25.

46.       The Recommendation Statement, however, fails to disclose: (i) details of the changes that had occurred in the Company’s business since the transaction with GPC was announced, such as current and possible future dealer consolidation and quantification of the impact of these changes on the previously anticipated benefits of the GPC transaction; and (ii) the specific reasons that the Board determined that the offer from Staples was more favorable from a financial point of view to the Company stockholders than the transaction with GPC.

47.       In addition, the Recommendation Statement fails to disclose material information concerning the Company’s previous business relationship with Staples. Specifically, the Recommendation Statement fails to disclose: (i) whether Essendant management or the Board ever communicated with Staples regarding the level of business Staples was doing with Essendant during 2017 and 2018; (ii) whether the Board discussed that issue; and (iii) whether the Board discussed with management the potential downward pressure on margins that Staples’ reduction in business was having.

48.       The omission of this information renders the statements in the “Background of the Offer” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Citi’s and Company Insiders’ Potential Conflicts of Interest

49.       The Recommendation Statement fails to disclose material information concerning the fees Citi expects to receive for work it is currently performing for the Company and Staples and Sycamore Partners (“Sycamore”).

50.       For example, the Recommendation Statement sets forth:

As the Company Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to the Company and its affiliates unrelated to the proposed Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as financial advisor to the Company in connection with the Company’s proposed transaction involving the SPR Business of GPC announced in April 2018 and certain strategic advisory matters, for which financial advisory services Citi and its affiliates received during such two-year period aggregate fees of approximately $2.5 million.

Recommendation Statement at 39 (emphasis added). The Recommendation Statement further states:

As the Company Board also was aware, Citi and its affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Sycamore Partners and/or its affiliates and portfolio companies, for which services Citi and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as joint bookrunning manager for certain debt offerings and as joint lead arranger for, and as a lender under, a credit facility of Sycamore Partners in connection with Sycamore Partners’ acquisition of Staples. For the services described above for Staples and Sycamore Partners, Citi and its affiliates received during the two-year period prior to the date of Citi’s opinion aggregate fees of approximately $5 million. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of the Company and its affiliates and the securities of Staples, Sycamore Partners and their respective affiliates and/or portfolio companies for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Staples, Sycamore Partners and their respective affiliates and/or portfolio companies.

Id. at 39-40 (emphasis added). The Recommendation Statement, however, fails to disclose the fees Citi expects to receive in connection with the services it is currently providing for Essendant, Staples and Sycamore.

51.       Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

52.       The omission of this information renders the statements in the “Opinion of Citigroup Global Markets Inc.” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

53.       The Recommendation Statement also fails to disclose material information concerning the potential conflicts of interest faced by Essendant senior management and the Board.

54.       The Recommendation Statement sets forth that:

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Surviving Corporation, any of their subsidiaries or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. However, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with certain of the Company’s executive officers in the future.

Id. at 14. The Recommendation Statement, however, fails to set forth all of the discussions and negotiations concerning future employment, purchase of or participation in the equity of the surviving corporation, that occurred between Staples and Essendant’s executive officers.

55.       Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

56.       The omission of this information renders the statements in the “Background of the Offer” and “Potential for Future Arrangements” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Citi’s Financial Analyses and Management’s Projections

57.       The Recommendation Statement describes Citi’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Citi’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Essendant’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Citi’s fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Essendant’s stockholders.

58.       With respect to Citi’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) quantification of the inputs underlying the discount rate range of 9.0% to 10.4%; and (ii) the basis for utilizing a perpetuity growth rate range of 0.0% to 1.5%.

59.       With respect to Citi’s Selected Public Companies Analysis and Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies and transactions observed by Citi in its respective analyses.

60.       In addition, the Recommendation Statement fails to disclose material information concerning the Management Projections. According to the Recommendation Statement, Essendant had management-prepared “preliminary financial projections” as of February 15, 2018. The Recommendation Statement fails, however, to disclose when the Management Projections were prepared. This information is material to Essendant stockholders so that they can assess whether the Management Projections were made to support Staples’ Offer Price and make Staples’ offer look superior in relation to the SPR Acquisition and the Company’s standalone prospects.

61.       Further, with respect to the Management Projections, the Recommendation Statement fails to disclose, for the calendar years ending December 31, 2018 through 2020: (i) interest; (ii) taxes; (iii) earnings per share; and (iv) margin percentage.

62.       When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

63.       The omission of this information renders the statements in the “Opinion of Citigroup Global Markets Inc.” and “Certain Financial Projections” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

64.       The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed tender or appraisal decision in connection with the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations

of Section 14(d) of the Exchange Act and SEC Rule 14d-9

53.       Plaintiff repeats all previous allegations as if set forth in full.

54.       Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Essendant stockholders to tender their shares in the Tender Offer.

55.       Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

56.       The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

57.       Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

58.       The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

59.       Plaintiff repeats all previous allegations as if set forth in full.

60.       Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer commenced in conjunction with the Proposed Transaction.

61.       Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer commenced in conjunction with the Proposed Transaction.

62.       As a direct and proximate result of these Defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

63.       Plaintiff repeats all previous allegations as if set forth in full.

64.       The Individual Defendants acted as controlling persons of Essendant within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Essendant and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

65.       Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

66.       In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

67.       In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

68.       By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Essendant, and against Defendants, as follows:

A.         Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.         Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.         In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.         Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E.         Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: October 5, 2018		O’KELLY ERNST & JOYCE, LLC

	By	/s/ Ryan M. Ernst
Ryan M. Ernst (#4788) 901 N. Market St., Suite 1000 Wilmington, DE 19801 Tel.: (302) 778-4000 Email: rernst@oelegal.com

OF COUNSEL:		Attorneys for Plaintiff

WEISSLAW LLP Richard A. Acocelli Michael A. Rogovin Kelly K. Moran 1500 Broadway, 16th Floor New York, New York 10036 Tel: (212) 682-3025 Fax: (212) 682-3010

BRAGAR EAGEL & SQUIRE, P.C. Melissa A. Fortunato 885 Third Avenue, Suite 3040 New York, New York 10022 Tel: (212) 308-5858 Fax: (212) 486-0462 Email: fortunato@bespc.com

Attorneys for Plaintiff